Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

April 17, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

By letter dated April 11, 2023 we advised you that The Nasdaq Stock Market LLC (the "Exchange") had received Form 8-A 12(b) from Altamira Therapeutics Ltd. for registration of its Warrants (the "Security") and the Exchange had approved the Security for listing and registration upon official notice of issuance.

Since then, we have been advised that the company has filed a request to withdraw the registration statement and does not intend to pursue the contemplated public offering of the Security. Accordingly, we hereby withdraw our earlier certification of approval.

Sincerely,

Eun Ah Choi